

August 17, 2018

James Cassidy
President
Mars Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re: Mars Trail Acquisition Corporation**
> **Form 10-12G**
> **Filed June 21, 2018**
> **File No. 000-55952**

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Lee Cassidy, Esq.